

Mail Stop 3561

December 14, 2007

Keith S. Walters
President
Ennis, Inc.
2441 Presidential Pkwy
Midlothian, TX 76065

      Re: Ennis, Inc.
               File Number: 001-05807
               Form 10-K for the fiscal year ended February 28, 2007

Dear Mr. Walters:

      We have conducted a targeted review of the above referenced filing for the legal issues noted below. We ask you to revise future filings in response to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Schedule 14A

Base Salary, page 20

1.   You state that you consider base salaries for similar jobs at manufacturing companies within your industry and other companies of a similar size to determine individual base salary. Please disclose the median and the 75th percentile of the base salaries you considered and discuss whether actual payments fell within these parameters. To the extent actual compensation was outside the percentile range, please explain why. Further, please disclose the

degree to which compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Performance Bonuses, page 21

2.   Please include qualitative and quantitative disclosure regarding the determination of targets for sales, profits, and return on capital, and the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact H. Yuna Peng at 202-551-3391 or me at 202-551-3412 with any questions.

Sincerely,

Amanda McManus
Branch Chief